[GRAPHIC OMITTED]
DrinkerBiddle&Reath
               LLP

                                                       Michelle M. Lombardo
                                                       215-988-2867 Direct
                                                       michelle.lombardo@dbr.com

            LAW OFFICES

       One Logan Square
  18th & Cherry Streets
       Philadelphia, PA
             19103-6996

         (215) 988-2700
     (215) 988-2757 fax
  www.drinkerbiddle.com

             CALIFORNIA
               DELAWARE
               ILLINOIS
             NEW JERSEY
               NEW YORK
           PENNSYLVANIA
        WASHINGTON D.C.
              WISCONSIN

       ESTABLISHED 1849


                           Drinker Biddle & Reath LLP
                                One Logan Square
                            18th and Cherry Streets
                          Philadelphia, PA 19103-6996
                                  215-988-2700
                               Fax: 215-988-2757
                             www.drinkerbiddle.com

October 8, 2009

VIA EDGAR TRANSMISSION

John Ganley, Esquire
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, DC 20549

RE: Allegiant Funds and Allegiant Advantage Fund (together, the "Registrant") Registration Nos. 33-00488/811-04416 and 33-65690/811-07850, respectively


Dear Mr. Ganley:

         The following summarizes and responds to the SEC staff's comments to Registrant's Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on Schedule 14A on September 21, 2009 (the "Proxy Statement") relating to a Special Meeting of Shareholders of the Registrant being held (1) to approve the election of Trustees to the Boards of Trustees of the Registrant; (2) to approve the reorganization of each Registrant from a Massachusetts business trust into a Delaware statutory trust pursuant to an Agreement and Plan of Reorganization, Conversion and Termination; (3) to approve a new investment advisory agreement with PNC Capital Advisors, LLC for each series of the Registrant; and (4) to approve the Amended and Restated Rule 12b-1 Distribution Plan for Class A Shares.

1. Comment: In the section describing the Board of Trustees' considerations when approving the new advisory agreements, please provide further analysis on the advisory fee comparison reviewed by the Board on a portfolio by portfolio basis.

         Response: Registrant currently discloses under "A comparison of fee levels of Funds with those of comparable funds" that "[t]he information assisted the Board in assessing the fee and expense levels of each Fund in comparison to the fee and expenses levels of each Fund's peer group." Registrant has added the following sentence to the same paragraph: "With respect to the advisory fee comparisons, the Board considered that some Funds' fees were higher than their respective peer group, some were lower and some were approximately the same."



                                    * * * * *

         Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

         Please call the undersigned at (215) 988-2867 with any questions concerning the foregoing.

                                                           Sincerely yours,


                                                           /s/ Michelle Lombardo
                                                           ---------------------
                                                           Michelle Lombardo